SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of JULY 2022
Commission File Number: 001-06439

SONY GROUP CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Executive Deputy President and
Chief Financial Officer

Date: July 27, 2022

List of materials

Documents attached hereto:

i) Press release: Announcement of Decision Regarding Company Split (Small-scale Company Split)

July 27, 2022
Sony Group Corporation

Announcement of Decision Regarding Company Split (Small-scale Company Split)

Sony Group Corporation (“SGC”) today announced that Sony Corporation (“SEC”) will succeed to certain rights and obligations related to business operated by the Procurement Management Department of SGC, which includes execution, maintenance and management of procurement contracts for parts, raw materials and production facilities of SGC (“Business”) by an “absorption-type company split” (“Company Split”), as set forth below.

Certain information is omitted from this announcement since this Company Split is a “small-scale company split” with SGC’s wholly-owned subsidiary.

1.	Purpose of the Company Split

The Company Split will be implemented as part of the transfer of the business which includes execution, maintenance and management of procurement contracts for parts, raw materials, production facilities of SGC, for the purpose of transferring the contractual status of those procurement contracts executed and managed by the Procurement Management Department in the name of SGC to SEC.

2.	Summary of the Company Split

(1)	Schedule of the Company Split
Approval of the Company Split agreement
	(by the representative corporate executive officer)	July 27, 2022
	Execution of the Company Split agreement	July 27, 2022 (scheduled)
	Effective date of the Company Split	October 1, 2022 (scheduled)

*
SGC will perform the Company Split without obtaining shareholder approval of the company split agreement pursuant to the provisions of the “small-scale company split” as set forth in Paragraph 2 of Article 784 of the Companies Act of Japan.

(2)	Method of the Company Split

The method of the Company Split is an absorption-type company split between SGC (as the splitting company) and SEC (as the successor company).

(3)	Details of consideration allotted upon the Company Split

There will be no issuance of new shares or cash payment upon the completion of the Company Split.

(4)	Treatment of stock acquisition rights and bonds with stock acquisition rights of the splitting company

There will be no changes to the treatment of stock acquisition rights or bonds with stock acquisition rights of SGC upon the completion of the Company Split.

(5)	Increase or decrease of the stated capital upon the Company Split

There will be no increase or decrease in SGC’s stated capital upon the completion of the Company Split.

(6)	Rights and obligations to be succeeded by the successor company

SEC, as the successor company, will succeed to certain rights and obligations related to the Business, such as assets, liabilities, agreements, and other rights and obligations as set forth in the Company Split agreement.

(7)	Expectation on the performance capabilities of the successor company’s obligations

SGC expects that SEC will be able to perform its obligations that become due after the effective date of the Company Split.

3.	Summary of both parties (the numbers and information shown below are as of March 31, 2022 for each of SGC and SEC)

(1)	Summary of both parties

Trade name	Sony Group Corporation (Splitting Company)	Sony Corporation (Successor Company)
Location of head office	7-1, Konan 1-chome, Minato-ku, Tokyo, Japan	7-1, Konan 1-chome, Minato-ku, Tokyo, Japan
Title and name of Representative	Kenichiro Yoshida Representative Corporate Executive Officer, Chairman, President and CEO	Kimio Maki Representative Director, President and CEO
Business	Manufacturing of electronic components, devices and circuits	Design, development, manufacturing of television, video & sound products and its peripheral devices
Stated capital	¥ 880,365 million	¥ 3,000 million
Date of incorporation	May 7, 1946	October 1, 2001
Number of shares issued	1,261,081,781 shares	2 shares
Fiscal year-end	March 31	March 31
Major shareholders and shareholding ratio
1   The Master Trust Bank of Japan, Ltd. (trust account)
17.85％
2   Citibank as Depositary Bank for Depositary Receipt Holders
9.66%
3   Custody Bank of Japan, Ltd. (trust account)
6.17%
4   JP Morgan Chase Bank 385632
1.94%
5   State Street Bank West Client – Treaty 505234
1.68％
Sony Group Corporation 100%

Financial status and operating results for the last fiscal year
Net assets	¥ 7,144,471 million (consolidated) (Note)	¥ 173,919 million (non-consolidated)
Total assets	¥ 30,480,967 million (consolidated)	¥ 587,398 million (non-consolidated)
Net assets per share	¥ 5,775.63 (consolidated) (Note)	¥ 86,959,711,227.50 (non-consolidated)
Net sales	¥ 9,921,513 million (consolidated)	¥ 1,425,640 million (non-consolidated)
Operating income	¥ 1,202,339 million (consolidated)	¥ 78,755 million (non-consolidated)
Ordinary income	¥ 1,117,503 million (consolidated) (Note)	¥ 136,319 million (non-consolidated)
Net income	¥ 882,178 million (consolidated) (Note)	¥ 143,753 million (non-consolidated)
Net income per share	¥ 711.84 (consolidated) (Note)	¥ 863,999,362.29 (non-consolidated)

Note:
Since SGC prepares its consolidated financial statements in accordance with International Financial Reporting Standards, “Equity attributable to SGC’s stockholders”, “Equity attributable to SGC’s stockholders per share”, “income before income taxes”, “net income attributable to SGC’s stockholders” and “net income attributable to SGC’s stockholders per share of common stock” are stated in place of “Net assets”, “Net assets per share”, “Ordinary income”, “Net income” and “Net income per share”, respectively.

(2)	Summary of business subject to the Company Split

The business operated by the Procurement Management Department of SGC, which includes execution, maintenance and management of procurement contracts for parts, raw materials and production facilities of SGC.

(3)	Operating results of the Business transferred by the Company Split for the fiscal year ended March 31, 2022

There are no net sales in the Business transferred by the contemplated Company Split.

(4)	Assets and liabilities to be succeeded upon the Company Split (as of June 30, 2022)

	Assets:	¥ 0
	Liabilities:	¥ 0

4.	Status after the Company Split

Upon the completion of the Company Split, there will be no changes in the trade name, location of the head office, the title and name of representatives, the business (excluding the Business transferred by the contemplated Company Split), the stated capital or the fiscal year-end of SGC and SEC.

5.	Outlook after the Company Split

No material impact on SGC’s consolidated financial results for the fiscal year ending March 31, 2023 is anticipated as a result of the completion of the Company Split.

(For reference) SGC’s consolidated financial forecast for the fiscal year ending March 31, 2023, which was announced on May 10, 2022, and its consolidated financial results for the fiscal year ended March 31, 2022 are presented in the table below.
(Yen in millions)
	Sales and operating revenue	Operating income	Income before income taxes	Net income attributable to Sony Group Corporation’s stockholders
Consolidated financial forecast for the fiscal year ending March 31, 2023	11,400,000	1,160,000	1,130,000	830,000
Consolidated financial results for the fiscal year ended March 31, 2022	9,921,513	1,202,339	1,117,503	882,178

EOF